UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM SD

Specialized Disclosure Report

THE CLOROX COMPANY
(Exact name of registrant as specified in its charter)

_______________

Delaware	1-07151	31-0595760
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

1221 Broadway, Oakland, California 94612-1888
(Address of principal executive offices)      (Zip code)

Laura Stein
Executive Vice President – General Counsel and Corporate Affairs
(510) 271-7000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Clorox Company (the “Company”) is filing this Specialized Disclosure Report (“Form SD”), including the Conflict Minerals Report attached as Exhibit 1.01 hereto, for the calendar year ended December 31, 2018 to comply with Rule 13p-1 of the Securities Exchange Act of 1934, as amended.

A copy of this Form SD and the Conflict Minerals Report attached as an exhibit hereto are available at: https://www.thecloroxcompany.com/wp-content/uploads/Clorox_Conflict_Minerals_Disclosure.pdf. The Company’s website and the information accessible through it are not incorporated into this Form SD and are not deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report for calendar year 2018 is filed as Exhibit 1.01 to this Form SD and is incorporated herein by reference.

Section 2 – Exhibits

Item 2.01 – Exhibits

Exhibit 1.01 – Conflict Minerals Report of The Clorox Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE CLOROX COMPANY
(Registrant)

Date:	May 28, 2019	By:	/s/ Laura Stein
Laura Stein
Executive Vice President –
General Counsel and Corporate Affairs

EXHIBIT INDEX

Exhibit 1.01 – Conflict Minerals Report of The Clorox Company